MINUTES OF THE ANNUAL MEETING OF SHAREHOLDERS
                         OF NAMIBIAN COPPER MINES, INC.
                                 August 2,1999

Annual meeting of shareholders held on the 2nd day of August, 1999 at 9:00 AM (Mountain Standard Time) at 4840 East Jasmine Street, Suite 105, Mesa, Arizona.

In accordance with the notice and proxy statement sent to shareholders the agenda of the annual meeting is as follows:

1. Approve two "Options to Purchase" agreements between the Company and two Cyprus companies, Mosouito Mining Limited and Select Mining Limited. Both companies are controlled by the same parties.

Subject to approval of item 1, the following additional items will be voted upon:

2. To elect five (5) directors to the Board of Directors to serve for a term of one year.

3. To approve a 8:1 rollback of the Company's common stock.

4. To approve a change in the corporate name and

5. To transact any and all other business that may properly come before the Meeting or any adjournment(s) thereof.

ITEM 1

It was determined that 6,441 528 shares, either in person or by proxy, were present at the annual meeting which represents 58.8% of the total outstanding shares of 10,943,950. Therefore, a majority of shareholders were present and the meeting was declared to be legal for the purpose of transacting the Company business outlined in the Notice of Annual Meeting.

ITEM 2

Alan Doyle, the Chairman of the Board, took the floor and discussed the following:

1. Because of the failure to raise additional funding for the Haib Project, the Company has defaulted on its farm-in agreement and therefore has a zero interest in the Haib Project. As a result of this loss of interest, the Company has become inactive and is nothing more than a corporate shell.

2. $68,000 has been raised to cleanup the financial affairs of the Company. The directors have looked at two Cyprus companies which may be viable candidates to purchase the Company. This is contingent upon the successful

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                 MINUTES OF THE ANNUAL MEETING OF SHAREHOLDERS
                         OF NAMIBIAN COPPER MINES, INC.
                                 August 2, 1999

completion of a due diligence process which began June 15, 1999 and which will be completed within 120 days.

3. The $68,000 raised in 2. above were the result of selling 680,000 shares of Company common stock at 10 cents per share.

4. After the 8:1 reverse split, there will be 8,000,000 common shares outstanding.

ITEM 3

Alan Doyle answered questions from the floor.

ITEM 4

Brian McClay, a representative of Mosquito Mining Limited, took the floor and explained in some detail the proposed transaction whereby the purchasing company would acquire rights to various interests and agreements with a Russian government corporation involved with diamond cuffing and marketing. If this transaction passes the due diligence process, then it is believed that it could be in the best interests of the shareholders to proceed.

Being no further business, the meeting was adjourned at 10:1OAM


/s/ Billie J. Allred
--------------------
Billie J. Allred, Secretary